FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                3 September 2004


                                File no. 0-17630


                               CRH Interim Report

                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Interim Report


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2004 INTERIM RESULTS

Six months ended 30th June 2004



                                                                             2004           2003      % change
                                                                           euro m         euro m
  - Sales                                                                   5,670          4,661           +22%

  - Operating profit *                                                        385            245           +57%

  - Profit before tax                                                         275            161           +71%

                                                                        euro cent      euro cent
  - Earnings per share - before goodwill amortisation                        47.3           28.9           +64%

  - Earnings per share - after goodwill amortisation                         38.1           22.2           +72%

  - Cash earnings per share                                                  93.1           70.0           +33%

  - Dividend                                                                  9.6            8.2           +17%



* Operating profit including share of joint ventures and associates but before goodwill amortisation and profit on sale of assets.

  - In the Republic of Ireland, residential construction grew strongly with increases in cement, concrete blocks, readymixed concrete and blacktop volumes, although prices failed to compensate for cost increases.
    While margins declined profits were similar at euro 68 million.

  - In Britain and Northern Ireland, underlying organic profit improvements combined with a slight strengthening of Sterling resulted in an 8% first half operating profit advance to euro 32 million.

  - In Mainland Europe, more normal weather conditions than in 2003 resulted in a much better demand backdrop for our Materials Division with a particularly strong organic performance contributing to a 91% increase in operating profit to euro 63 million. The Products & Distribution Division continued to experience subdued markets but benefited from internal improvements and strong contributions from the record 2003 development spend delivering a 124% increase in operating profits to euro 121 million.

  - Against a background of higher energy input costs overall early season activity in the Americas Materials Division was broadly in line with expectations and the traditional first half trading loss declined from euro 39 million to euro 31 million. The Products & Distribution Division had a very strong first half with residential construction continuing at a good level and ongoing evidence of a recovering non-residential construction sector. Despite an adverse translation impact this Division delivered a 33% increase in operating profit to euro 132 million.

  - Overall, currency translation effects, principally arising from the strength of the euro versus the US Dollar, had a euro 4 million adverse impact at profit before tax level in the period.

  - The interim dividend has been increased by 17%, the 21st consecutive year of dividend increase.

  - Total acquisition and investment spend amounted to euro 700 million on 21 deals.


Liam O'Mahony, Chief Executive, said today:


"CRH has had a particularly strong first half with a good organic bounce back from weather depressed 2003, significant incremental contributions from acquisitions and only a modest adverse profit translation impact due to seasonally low first half US Dollar operating profits.

Second half performance will be affected by continuing high world energy prices and rising input costs, a lower incremental acquisition impact than in the first half and, at current exchange rates, an adverse translation impact of approximately euro 26 million at profit before tax level compared with 2003.
However, markets are on balance better and with improved activity across much of our business we expect to deliver a healthy full year profit advance.

With the improved trading outlook the Board has decided that a higher ongoing annual dividend increase is appropriate and accordingly has decided to raise the interim dividend by 17% making 2004 the 21st consecutive year of dividend increase."

Announced Tuesday, 31st August 2004

Contact at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony Chief Executive

Myles Lee Finance Director

Maeve Carton Group Controller



  CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.404
                            1000 FAX +353.1.404 1007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland





INTERIM STATEMENT



Highlights



The results highlights for the first six months of 2004 are set out below.

  - Sales: euro 5,670 million, up 22%

  - Operating profit*: euro 385 million, up 57%

  - Profit before tax: euro 275 million, up 71%

  - Basic earnings per share before goodwill amortisation: 47.3c, up 64%

  - Cash earnings per share: 93.1c, up 33%

* Operating profit including share of joint ventures and associates but before goodwill amortisation and profit on sale of assets.


Strong organic growth, reflecting more normal seasonal weather patterns in Northern Europe and North America and modest market improvements, combined with incremental contributions from 2003 and 2004 acquisitions, has resulted in a significant increase in sales, profits and earnings compared with the first half of 2003.

Although the average first half US Dollar exchange rate was some 10% weaker versus the euro than in the corresponding period in 2003, translation effects in the first six months of 2004 had an adverse impact of just euro 4 million on profit before tax reflecting the traditionally low US profitability in the first half of the year.

Goodwill amortisation (including share of joint ventures and associates) amounted to euro 48.7 million (2003: euro 35.3 million). Profit on disposal of fixed assets amounted to euro 6.4 million (2003: euro 6.4 million).



The Group profit and loss account on page 8 separately discloses the impact of acquisitions made during the six months to 30th June 2004 while Note 2 on page
12 analyses the key components of first half 2004 performance.



Dividends

Over the past three years, despite challenging trading conditions the Group has delivered earnings growth and a compound annual dividend increase of 10.6% while maintaining high dividend cover, strong free cash flow and sustained development spend. With the improved trading outlook the Board has decided that a higher ongoing annual dividend increase is appropriate and accordingly has decided to pay an interim dividend of 9.6 cent per share, an increase of 17.1% on the 2003 interim dividend of 8.2 cent. The Interim dividend will be paid on 5th November
2004 to shareholders registered at the close of business on 10th September 2004.


A scrip dividend alternative is being offered to shareholders.


Acquisitions and disposals


First half acquisition and investment expenditure of euro 700 million includes euro 333 million for the Group's 49% equity stake in the Portuguese cement producer Secil completed on 3rd June. The remaining euro 367 million includes the cost of 20 small to medium-sized deals in Europe and the Americas. With our strong cash flow and interest cover we retain substantial capacity to capitalise on further attractive development opportunities as they arise.

Proceeds from disposal of fixed assets amounted to euro 59 million.



Regional review


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REPUBLIC OF IRELAND


Including share of joint ventures                                      Analysis of change
                                                 Total                      Acquisitions
euro million               2004        2003     change     Exchange        2003        2004       Organic
Sales                       386         353        +33            -           -           -           +33
% change                                           +9%                                                +9%
Operating profit*            68          68          -            -           -           -             -
% change
Margin                    17.7%       19.4%



* Operating profit is arrived at before goodwill amortisation charges and profit on sale of fixed assets.


In Ireland, residential construction grew strongly in the first half while commercial and industrial activity remained flat. After the expected slow start, infrastructure activity accelerated in the second quarter. First half volumes overall showed satisfactory progress on 2003 levels, with strong increases in cement, concrete blocks, readymixed concrete and blacktop, but prices failed to compensate for cost increases. As a result, while margins declined somewhat, first half operating profits were similar.

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BRITAIN AND NORTHERN IRELAND


Including share of joint ventures                                      Analysis of change
                                                 Total                    Acquisitions
euro million               2004        2003     change     Exchange      2003        2004        Organic

Sales                       366         341        +25           +5           -          +1           +19
% change                                           +7%         +1%                                    +6%
Operating profit*            32          30         +2           +1           -           -            +1
% change                                           +8%         +4%                                    +4%
Margin                     8.6%        8.6%


* Operating profit is arrived at before goodwill amortisation charges and profit on sale of fixed assets.



First half Ibstock brick volumes were slightly below 2003 levels, consistent with the market. Further price improvements more than offset cost increases resulting in a modest profit improvement. Our British concrete products activities enjoyed good demand. Our insulation activities reported lower profits as a result of higher input costs. In the Materials Division, our Northern
Ireland operations saw higher activity in housing and infrastructure markets.



Underlying organic profit improvements combined with a slight strengthening of Sterling resulted in a first half profit advance in euro terms.

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


MAINLAND EUROPE - MATERIALS

Including share of joint ventures                                      Analysis of change
                                                 Total                      Acquisitions
euro million               2004        2003     change     Exchange        2003        2004  Organic
Sales                       567         444       +123          -14         +13         +75      +49
% change                                          +28%          -3%         +3%        +17%     +11%
Operating profit*            63          33        +30            -          +1          +7      +22
% change                                          +91%                      +3%        +21%     +67%
Margin                    11.1%        7.3%



* Operating profit is arrived at before goodwill amortisation charges and profit on sale of fixed assets.



More normal 2004 weather conditions in Northeast Europe resulted in a much better demand backdrop for our Materials operations than in the first half of 2003. Our Polish cement operations had a particularly strong start to the year and demand following the 1st May Value Added Tax increase on building materials continued at a satisfactory, if slightly lower, level, resulting in a 17% increase in first half cement volumes. Finland also benefited from better early weather with cement volumes up approximately 10%. In Switzerland we enjoyed ongoing strong demand from major tunnelling works and a good initial contribution from Hastag which was acquired in January. Although readymixed concrete volumes in Spain declined in the first half, price improvements and cost efficiencies led to a similar outcome. The results include CRH's 49% share of Secil's sales and operating results for the month of June.



Overall, first half profits from Mainland Europe Materials show a substantial improvement on 2003 levels with a particularly strong organic performance following a difficult first half in 2003.

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


MAINLAND EUROPE - PRODUCTS & DISTRIBUTION

Including share of joint ventures and associates                    Analysis of change
                                             Total                   Acquisitions      Re-org.
euro million             2004      2003     change   Exchange       2003      2004      costs     Organic
Sales                   1,742     1,116       +626         -9       +599        +4          -        +32
% change                                      +56%        -1%       +54%                            + 3%
Operating profit*         121        54        +67          -        +57         -          -        +10
% change                                     +124%                 +106%                            +18%
Margin                   6.9%      4.9%


* Operating profit is arrived at before goodwill amortisation charges and profit on sale of fixed assets, and includes re-organisation costs of euro 2 million (2003: euro 2 million).



The Products & Distribution Division in Mainland Europe continued to experience subdued markets in the first half but benefited from internal improvements and strong contributions from the record 2003 development spend. First half operating profits show a significant advance on 2003.



The Concrete Products Group saw some recovery in residential demand in the Benelux and in the utility sector in France. In Germany, the Ehl Group continued to perform well although profits declined slightly due to delays in passing on cement price increases. Overall profits improved with an organic advance and good first-time contributions from 2003 acquisitions. The Sand Lime Brick Group acquired with the Cementbouw transaction in October 2003 performed strongly in the first half. Our Clay Products Group had improved results in continuing tough markets.



Operating profits in the Insulation Group increased aided by a strong performance in Poland and inclusion of Unidek acquired in October 2003. In the Building Products Group our Fencing & Security business benefited from 2003 acquisitions while Daylight & Ventilation profits improved in continuing difficult markets. Meanwhile, the Concrete Accessories group formed following the acquisition of Plakabeton in April 2003 has met expectations. The Cementbouw Joint Venture in materials trading and readymixed concrete in the Netherlands experienced weakening demand in infrastructure markets.



Sales in the Distribution Group increased by 55% from euro 578 million to euro 895 million principally reflecting the impact of Cementbouw's distribution activities which roughly doubled CRH's existing distribution business in the Netherlands. Combined with underlying improvements in our heritage operations in the Benelux and Switzerland, this resulted in an increase of approximately 2 percentage points in first half Distribution operating margins.



THE AMERICAS - MATERIALS


Including share of joint ventures                                      Analysis of change
                                                 Total                      Acquisitions
euro million               2004        2003     change     Exchange        2003        2004       Organic
Sales                       955         921        +34          -92         +38         +15           +73
% change                                           +4%         -10%         +4%         +2%           +8%
Operating loss*            (31)        (39)         +8           +4          -6          +2            +8
% change                                          +21%         +10%        -15%         +5%          +21%
Margin                    -3.2%       -4.3%



* Operating loss is arrived at before goodwill amortisation charges and profit on sale of fixed assets.



Against a background of higher energy input costs, overall early season activity in this Division was broadly in line with expectations and the traditional first half US Dollar trading loss was lower than in 2003. The average US Dollar profit and loss account translation rate for the first half of 2004 was US$1.2273 to the euro versus US$1.1049 in the first half of 2003. This movement gives rise to an adverse translation impact on sales and a favourable impact at operating level due to the seasonal loss.



In New England activity picked up in May and June after a slow start. Our New York/New Jersey operations turned in a better performance against a background of more normal weather conditions than in 2003. In the Central region experience was mixed, with good early demand in Ohio and Pennsylvania largely offset by a weak start in Michigan and the inclusion of first-time seasonal winter losses from S.E. Johnson, which was acquired in May 2003. In the West our operations enjoyed a strong start to the season with across the board improvements in this large geographical region. Excluding the impact of recent acquisitions, our heritage companies saw volume increases of approximately 6% in aggregates and 15% in readymixed concrete and a decline of approximately 2% in asphalt compared with first half 2003, although as usual there were regional variations.



THE AMERICAS - PRODUCTS & DISTRIBUTION


Including share of joint ventures                                      Analysis of change
                                                 Total                      Acquisitions
euro million               2004        2003     change     Exchange        2003        2004      Organic
Sales                     1,654       1,486       +168         -142         +94         +57          +159
% change                                          +11%         -10%         +6%         +4%          +11%
Operating profit*           132          99        +33          -11          +9          +8           +27
% change                                          +33%         -11%         +9%         +8%          +27%
Margin                     8.0%        6.7%



* Operating profit is arrived at before goodwill amortisation charges and profit on sale of fixed assets.



The Products & Distribution Division had a very strong first half with residential construction continuing at a good level and ongoing evidence of a recovering non-residential construction sector. Although the weaker US$ had an adverse translation impact the Division delivered strong increases in euro terms.



Despite higher steel costs, the improved Precast Group performance evident in the second half of 2003 continued into 2004, particularly reflecting the benefits of operating cost reductions implemented in recent years. The Architectural Products Group capitalised on good first half demand for retail and hardscape products, and also delivered improvement at its Glen-Gery brick operation and good incremental contributions from its active 2003 acquisition programme. Markets were strong in most regions, with the Midwest the most notable exception. Underlying profits in the Glass Group increased somewhat on last year's levels in modestly improving non-residential markets. The Distribution Group continued to build on the progress of recent years and, with the benefit of strong markets in the Northeast, delivered improved margins.



In September 2002, CRH announced that companies in CRH's Distribution Group in the United States had been named, together with a large number of other unrelated parties, in asbestos cases involving 251 claimants. These cases alleged personal injury as a result of exposure to asbestos in products manufactured by others and allegedly distributed by companies in the Distribution Group prior to ownership by CRH. Since then 83 new claims have been received and 18 have been disposed of, with the number of claimants as at 27th August 2004 amounting to 316. We believe that the outcome of these claims will not have a material impact on CRH.



Finance and taxation



The higher first half interest charge in 2004 reflects the impact of additional financing costs of significant 2003 and first half 2004 development activity. The robust cash generation characteristics of the Group continue to underpin the Group's strong financial capacity to avail of attractive acquisition opportunities as they arise in our various geographic, product and sectoral markets.



Exchange rate movements between year-end 2003 and 30th June 2004, mainly the weakening of the euro from US$1.2630 to US$1.2155, increased the euro amount of foreign currency net debt by euro 61 million while shareholders' funds were increased by euro 122 million.



As in prior years, the interim taxation charge is an estimate based on the current expected full year tax rate.



Outlook



In Ireland, the strong momentum in housing evident in the first half of the year is continuing and an improving GDP growth outlook should stimulate non-residential construction. As a result we expect a busy second half and a good full year outturn although increasing price competition in downstream products will result in lower operating margins.

In Britain we see no imminent signs of pick up in brick demand although Ibstock price increases should generate further benefits in the second half. Our Northern Ireland Materials operations continue to perform well. Overall full year Sterling profits are expected to be ahead of 2003.



In Mainland Europe, our Materials operations in Poland and Finland face tougher comparatives in the second half due to catch up in 2003 from poor early season weather. Our Swiss operations continue to perform strongly helped by infrastructure demand and the Hastag acquisition. Price and efficiency improvements are expected to compensate for somewhat slower markets in Spain while the second half will benefit from inclusion of our 49% joint venture stake in Secil acquired in early June. Overall we expect a good full year outcome from our Mainland Europe Materials businesses.



The market backdrop for our Mainland Europe Products & Distribution operations remains more subdued than for our Materials operations, although the Dutch, Belgian and Danish residential markets are showing signs of improvement. Integration of 2003 acquisitions is largely complete and the promised synergies are being realised. Our Concrete Products and Insulation Groups are focussed on the recovery of higher input costs. We expect another strong full year operating profit advance from this Division.

In North America, our Materials Division continues to experience generally good demand across its operations. July and August saw strong activity in the West; however, the Northeast and Midwest were hampered by extremely wet weather. Sustained high energy prices, which reached record levels in July/August, are feeding through into input costs and will impact negatively in the second half of the year.



Although recent economic data suggests some slowdown in US growth, our Products & Distribution Division continues to experience good residential demand and a gradual pick up in non-residential activity. This Division is substantially recovering higher input costs and overall we expect a good second half leading to a satisfactory full year advance in operating profits.

CRH has had a particularly strong first half with a good organic bounce back from weather depressed 2003, significant incremental contributions from acquisitions and only a modest adverse profit translation impact due to seasonally low first half US Dollar operating profits.



Second half performance will be affected by continuing high world energy prices and rising input costs, a lower incremental acquisition impact than in the first half and, at current exchange rates, an adverse translation impact of approximately euro 26 million at profit before tax level compared with 2003. However, markets are on balance better and with improved activity across much of our business we expect to deliver a healthy full year profit advance.



                                    * * * *



This interim results announcement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this interim results announcement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.



Group profit and loss account
                                                            Six months ended 30th June - Unaudited


                                                       Continuing operations                                  Year ended
                                                                Acquisitions          Total                31st December
                                                             2004        2004          2004         2003            2003
                                                                                                                 Audited
                                                           euro m      euro m        euro m       euro m          euro m
Sales including share of joint ventures                   5,518.7       151.7       5,670.4      4,660.9        11,079.8
Less share of joint ventures                              (178.0)      (19.4)       (197.4)      (111.6)         (305.5)
Group sales                                               5,340.7       132.3       5,473.0      4,549.3        10,774.3
Cost of sales                                           (3,739.2)      (95.4)     (3,834.6)    (3,231.7)       (7,461.3)
Gross profit                                              1,601.5        36.9       1,638.4      1,317.6         3,313.0
Operating costs excluding goodwill amortisation         (1,256.0)      (22.4)     (1,278.4)    (1,084.4)       (2,308.5)
Group operating profit                                      345.5        14.5         360.0        233.2         1,004.5
Share of joint ventures' operating profit                    18.8         2.6          21.4         11.5            39.5
Share of associates' operating profit                         3.2           -           3.2            -             0.7
Operating profit excluding goodwill amortisation            367.5        17.1         384.6        244.7         1,044.7
Goodwill amortisation                                      (47.0)       (1.7)        (48.7)       (35.3)          (75.5)
Profit on disposal of fixed assets                            6.4           -           6.4          6.4            13.0
Profit on ordinary activities before interest               326.9        15.4         342.3        215.8           982.2
Group net interest payable                                                           (61.9)       (52.8)         (112.8)
Share of joint ventures' and associates' net interest                                 (5.7)        (2.2)           (5.2)
payable
Profit on ordinary activities before taxation                                         274.7        160.8           864.2
Taxation on profit on ordinary activities (estimated)                                (69.0)       (42.0)         (217.6)
Profit on ordinary activities after taxation                                          205.7        118.8           646.6
Profit applicable to minority equity interests                                        (4.5)        (2.5)           (5.9)
Preference dividends                                                                      -            -           (0.1)
Profit for the period attributable to ordinary                                        201.2        116.3           640.6
shareholders
Dividends paid                                                                            -            -          (43.2)
Dividends payable                                                                    (50.9)       (43.1)         (105.0)
Profit retained for the financial period                                              150.3         73.2           492.4
Earnings per share for the period
Basic
- after goodwill amortisation                                                         38.1c        22.2c          121.9c
- before goodwill amortisation                                                        47.3c        28.9c          136.2c
Diluted
- after goodwill amortisation                                                         37.8c        22.1c          120.6c
- before goodwill amortisation                                                        47.0c        28.8c          134.8c
Cash earnings per share for the period                                                93.1c        70.0c          223.4c
Dividend per share                                                                     9.6c         8.2c           28.1c




Movements on profit and loss account

                                                                           Six months ended         Year ended
                                                                      30th June - Unaudited       31st December
                                                                        2004           2003                2003
                                                                                                        Audited
                                                                      euro m         euro m              euro m
At beginning of period                                               2,490.2        2,520.3             2,520.3
Profit retained for the financial period                               150.3           73.2               492.4
Currency translation effects
- on results for the period                                            (0.1)            1.7              (23.7)
- on foreign currency net investments                                  122.1        (258.2)             (498.8)
At end of period                                                     2,762.5        2,337.0             2,490.2

Statement of total recognised gains and losses
                                                                           Six months ended          Year ended
                                                                      30th June - Unaudited       31st December
                                                                        2004           2003                2003
                                                                                                        Audited
                                                                      euro m         euro m              euro m

Profit for the period attributable to ordinary shareholders            201.2          116.3               640.6
Currency translation effects
- on results for the period                                            (0.1)            1.7              (23.7)
- on foreign currency net investments                                  122.1        (258.2)             (498.8)
Total recognised gains and losses for the period                       323.2        (140.2)               118.1




Group balance sheet


                                                           As at 30th June - Unaudited                 31st December
                                                         2004                       2003              2003 - Audited
                                                     euro m     euro m          euro m      euro m            euro m
Fixed assets
Intangible asset - goodwill                                    1,542.7                     1,213.8           1,474.5
Tangible assets                                                5,491.4                     5,039.1           5,145.4
Financial assets:
Joint ventures - share of gross assets              1,297.5                      346.4                         560.1
- share of gross liabilities                        (687.0)                    (140.5)                       (330.4)
- loans to joint ventures                              59.7                       29.4                          62.3
Associates                                             35.4                          -                          44.6
Other investments                                      11.9                       18.0                          12.1
                                                                 717.5                       253.3             348.7
                                                               7,751.6                     6,506.2           6,968.6
Current assets
Stocks                                              1,340.5                    1,189.5                       1,117.6
Debtors                                             2,154.8                    1,873.7                       1,681.2
Cash and liquid investments                           941.6                    1,197.4                       1,298.0
                                                    4,436.9                    4,260.6                       4,096.8
Creditors (amounts falling due within one year)
Bank loans and overdrafts                             726.0                      265.7                         510.3
Trade and other creditors                           1,838.2                    1,562.6                       1,499.7
Corporation tax                                        55.7                       25.8                          77.9
Dividends payable                                      50.8                       43.1                         105.0
                                                    2,670.7                    1,897.2                       2,192.9
Net current assets                                             1,766.2                     2,363.4           1,903.9
Total assets less current liabilities                          9,517.8                     8,869.6           8,872.5
Creditors (amounts falling due after more than
one year)
Loans                                               3,390.3                    3,270.3                       3,095.8
Deferred acquisition consideration                     96.2                      140.0                          96.5
Corporation tax                                           -                        6.6                             -
                                                               3,486.5                     3,416.9           3,192.3
Capital grants                                                    11.9                        13.8              12.7
Provisions for liabilities and charges                           853.1                       751.3             818.0
                                                               5,166.3                     4,687.6           4,849.5
Capital and reserves
Called-up share capital
Equity share capital                                  180.1                      178.9                         179.3
Non-equity share capital                                1.2                        1.2                           1.2
Equity reserves
Share premium account                               2,114.8                    2,061.6                       2,078.3
Other reserves                                          9.9                        9.9                           9.9
Profit and loss account                             2,762.5                    2,337.0                       2,490.2
Shareholders' funds                                            5,068.5                     4,588.6           4,758.9
Minority shareholders' equity interest                            97.8                        99.0              90.6
                                                               5,166.3                     4,687.6           4,849.5




Group cash flow statement


                                                                   Six months ended 30th June -           Year ended
                                                                                       Unaudited       31st December
                                                                        2004                2003      2003 - Audited
                                                                      euro m              euro m              euro m
Net cash inflow from operating activities                              306.5               146.3             1,396.2
Dividends received from joint ventures and associates                    3.9                 7.4                19.4
Returns on investments and servicing of finance
Interest received                                                       12.2                14.9                36.1
Interest paid                                                         (75.1)              (65.5)             (140.5)
Finance lease interest paid                                            (0.5)               (0.3)               (0.7)
Preference dividends paid                                                  -                   -               (0.1)
                                                                      (63.4)              (50.9)             (105.2)
Taxation
Irish corporation tax paid                                             (8.6)              (10.2)              (19.6)
Overseas tax paid                                                     (71.6)              (30.3)              (83.3)
                                                                      (80.2)              (40.5)             (102.9)
Capital expenditure
Purchase of tangible assets                                          (258.9)             (217.8)             (402.0)
Less capital grants received                                               -                   -                 0.1
Disposal of fixed assets                                                59.2                34.7                77.9
                                                                     (199.7)             (183.1)             (324.0)
Investment in subsidiary, joint venture and associated
undertakings
Acquisition of subsidiaries                                          (306.6)             (544.5)           (1,439.0)
Deferred acquisition consideration                                    (29.2)              (24.1)              (56.8)
Investments in and advances to joint ventures and associates         (358.9)               (0.8)              (79.5)
                                                                     (694.7)             (569.4)           (1,575.3)
Equity dividends paid                                                 (78.6)              (76.7)             (122.8)
Cash outflow before use of liquid resources and financing            (806.2)             (766.9)             (814.6)
Cash inflow from management of liquid investments                      392.1               172.0               110.4
Financing
Issue of shares                                                          5.5                 1.5                13.7
Expenses paid in respect of share issues                               (0.1)                   -               (0.1)
Increase in term debt                                                  348.0               505.7               688.4
Capital element of new finance leases / (leases repaid)                 45.4               (1.6)               (3.1)
                                                                       398.8               505.6               698.9
Decrease in cash and demand debt in the financial period              (15.3)              (89.3)               (5.3)

Reconciliation of net cash flow to movement in net debt

Decrease in cash and demand debt in the financial period               (15.3)              (89.3)              (5.3)
Increase in term debt including finance leases                        (393.4)             (504.1)            (685.3)
Cash inflow from management of liquid investments                     (392.1)             (172.0)            (110.4)
Change in net debt resulting from cash flows                          (800.8)             (765.4)            (801.0)
Loans and finance leases, net of liquid investments, acquired           (5.1)               (7.8)             (40.0)
with subsidiaries
                                                                      (805.9)             (773.2)            (841.0)
Translation adjustment                                                 (60.7)               144.5              242.8
Movement in net debt for the period                                   (866.6)             (628.7)            (598.2)
Net debt at 1st January                                             (2,308.1)           (1,709.9)          (1,709.9)
Net debt at end of period                                           (3,174.7)           (2,338.6)          (2,308.1)





Supplementary information

 1. Translation of foreign currencies

    These financial statements are presented in euro. Results and cash flows of subsidiary, joint venture and associated undertakings based in non-euro countries have been translated into euro at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiary, joint venture and associated undertakings at average rates, and on restatement of the opening net assets at closing rates, are dealt with in reserves, net of differences on related currency borrowings. All other translation differences are included in arriving at operating profit.

    Rates used for translation of results and balance sheets into euro were as follows:


                                           Average                                           Period ended
                            Six months ended 30th June       Year ended               30th June           31st December
                                                          31st December
    euro 1 =                          2004        2003             2003               2004          2003            2003
    US Dollar                       1.2273      1.1049           1.1312             1.2155        1.1427          1.2630
    Pound Sterling                  0.6735      0.6855           0.6920             0.6708        0.6932          0.7048
    Polish Zloty                    4.7324      4.2720           4.3996             4.5236        4.4775          4.7019
    Swiss Franc                     1.5531      1.4919           1.5212             1.5242        1.5544          1.5579
    Argentine Peso                  3.5641      3.3203           3.3314             3.5979        3.1967          3.6955





 2. Key components of first half 2004 performance



                                  Sales   Operating      Goodwill     Profit on     Trading   Finance   Profit
                                            profit     amortisation   disposals     profit     costs    before
                                                                                                           tax

    euro million
    H1 2003 as reported            4,661          245            (35)            6       216      (55)      161
    Exchange effects               (252)          (6)               2            -       (4)         -      (4)
    H1 2003 at H1 2004 exch.       4,409          239            (33)            6       212      (55)      157
    rates
    Incremental impact in 2004
    of:
    - 2003 acquisitions              744           61            (14)            -        47      (26)       21
    - 2004 acquisitions              152           17             (2)            -        15       (4)       11
    Organic                          365           68               -            -        68        18       86
    H1 2004 as reported            5,670          385            (49)            6       342      (67)      275
    % change as reported            +22%         +57%                                   +58%               +71%
    % change at constant 2004       +29%         +61%                                   +61%               +75%
    rates



 3. Geographical analysis

                                                                                                             Year ended
    Sales                                             Six months ended 30th June - Unaudited         31st December 2003
                                                     2004                      2003                             Audited
                                                   euro m    %                euro m    %                 euro m   %
    Republic of Ireland                             385.7      6.8             353.1     7.6               731.6    6.6
    Britain and Northern Ireland                    366.5      6.5             340.9     7.3               691.5    6.3
    Mainland Europe                               2,301.6     40.6           1,559.9    33.5             3,635.3   32.8
    The Americas                                  2,616.6     46.1           2,407.0    51.6             6,021.4   54.3
    Total including share of joint ventures       5,670.4      100           4,660.9     100            11,079.8    100
    Less share of joint ventures                  (197.4)                    (111.6)                     (305.5)
    Total excluding share of joint ventures       5,473.0                    4,549.3                    10,774.3




    Profit before interest                                  Operating         Goodwill       Profit on    Profit before
                                                               profit     amortisation        disposal         interest
                                                %              euro m           euro m          euro m           euro m

                                                                 Six months ended 30th June 2004 - unaudited
    Republic of Ireland                          17.7            68.2            (0.1)             0.5             68.6
    Britain and Northern Ireland                  8.3            31.7            (2.6)           (0.2)             28.9
    Mainland Europe                              47.6           183.1           (26.2)             1.7            158.6
    The Americas                                 26.4           101.6           (19.8)             4.4             86.2
    Total including jv's and associates           100           384.6           (48.7)             6.4            342.3
    Less share of jv's and associates                          (24.6)              3.4           (0.7)           (21.9)
    Total excluding jv's and associates                         360.0           (45.3)             5.7            320.4

                                                                 Six months ended 30th June 2003 - unaudited
    Republic of Ireland                          28.0            68.6            (0.1)             2.2             70.7
    Britain and Northern Ireland                 12.0            29.4            (2.6)             3.0             29.8
    Mainland Europe                              35.5            86.7           (14.7)             1.1             73.1
    The Americas                                 24.5            60.0           (17.9)             0.1             42.2
    Total including share of joint ventures       100           244.7           (35.3)             6.4            215.8
    Less share of joint ventures                               (11.5)              0.8           (0.7)           (11.4)
    Total excluding share of joint ventures                     233.2           (34.5)             5.7            204.4

                                                                   Year ended 31st December 2003 - audited
    Republic of Ireland                          12.4           129.9            (0.3)             3.4            133.0
    Britain and Northern Ireland                  5.5            57.4            (5.1)             3.5             55.8
    Mainland Europe                              28.5           297.8           (34.0)             3.1            266.9
    The Americas                                 53.6           559.6           (36.1)             3.0            526.5
    Total including jv's and associates           100         1,044.7           (75.5)            13.0            982.2
    Less share of jv's and associates                          (40.2)              1.5           (1.1)           (39.8)
    Total excluding jv's and associates                       1,004.5           (74.0)            11.9            942.4



 4. Divisional analysis


    Sales                                             Six months ended 30th June - Unaudited         31st December 2003
                                                     2004                      2003                             Audited
                                                   euro m    %                euro m    %                 euro m   %
    Europe Materials                              1,076.3     19.0             913.1    19.6             1,983.8   17.9
    Europe Products                               1,090.0     19.2             763.6    16.4             1,720.6   15.5
    Europe Distribution                             895.4     15.8             577.7    12.4             1,361.8   12.3
    Americas Materials                              954.8     16.8             920.3    19.7             2,831.3   25.6
    Americas Products                             1,207.6     21.3           1,047.1    22.5             2,196.3   19.8
    Americas Distribution                           446.3      7.9             439.1     9.4               986.0    8.9
    Total including share of joint ventures       5,670.4      100           4,660.9     100            11,079.8    100
    Less share of joint ventures                  (197.4)                    (111.6)                     (305.5)
    Total excluding share of joint ventures       5,473.0                    4,549.3                    10,774.3



    Profit before interest                                  Operating         Goodwill       Profit on    Profit before
                                                               profit     amortisation        disposal         interest
                                                %              euro m           euro m          euro m           euro m
                                                                 Six months ended 30th June 2004 - unaudited
    Europe Materials                             35.3           135.8           (10.1)             1.5            127.2
    Europe Products                              24.8            95.5           (11.3)             0.4             84.6
    Europe Distribution                          13.6            52.3            (7.5)             0.1             44.9
    Americas Materials                          (8.0)          (30.9)            (9.5)             3.4           (37.0)
    Americas Products                            29.5           113.5            (8.1)             0.9            106.3
    Americas Distribution                         4.8            18.4            (2.2)             0.1             16.3
    Total including jv's and associates           100           384.6           (48.7)             6.4            342.3
    Less share of jv's and associates                          (24.6)              3.4           (0.7)           (21.9)
    Total excluding jv's and associates                         360.0           (45.3)             5.7            320.4
                                                                 Six months ended 30th June 2003 - unaudited
    Europe Materials                             43.0           105.1           (10.1)             4.6             99.6
    Europe Products                              24.1            59.1            (6.8)             1.4             53.7
    Europe Distribution                           8.4            20.5            (0.5)             0.3             20.3
    Americas Materials                         (16.0)          (39.2)            (8.9)             1.3           (46.8)
    Americas Products                            35.5            86.9            (6.9)           (1.2)             78.8
    Americas Distribution                         5.0            12.3            (2.1)               -             10.2
    Total including share of joint ventures       100           244.7           (35.3)             6.4            215.8
    Less share of joint ventures                               (11.5)              0.8           (0.7)           (11.4)
    Total excluding share of joint ventures                     233.2           (34.5)             5.7            204.4
                                                                   Year ended 31st December 2003 - audited
    Europe Materials                             26.2           273.3           (20.3)             6.3            259.3
    Europe Products                              13.7           142.6           (16.1)             2.6            129.1
    Europe Distribution                           6.7            70.1            (3.0)             1.1             68.2
    Americas Materials                           27.8           290.7           (17.9)             2.8            275.6
    Americas Products                            20.6           215.6           (14.0)           (0.7)            200.9
    Americas Distribution                         5.0            52.4            (4.2)             0.9             49.1
    Total including jv's and associates           100         1,044.7           (75.5)            13.0            982.2
    Less share of jv's and associates                          (40.2)              1.5           (1.1)           (39.8)
    Total excluding jv's and associates                       1,004.5           (74.0)            11.9            942.4



 5. Earnings per share

The computation of basic, diluted and cash earnings per share is set out below:


                                                                           Six months ended
                                                                      30th June - Unaudited              Year ended
                                                                        2004           2003      31st December 2003
                                                                                                            Audited
                                                                      euro m         euro m                  euro m
Numerator for basic and diluted earnings per share
Profit for the period attributable to ordinary shareholders            201.2          116.3                   640.6
Goodwill amortisation including share of joint ventures and             48.7           35.3                    75.5
associates
Attributable profit before goodwill amortisation                       249.9          151.6                   716.1

Depreciation charge                                                    242.1          215.5                   458.2
Numerator for cash earnings per share                                  492.0          367.1                 1,174.3

Denominator for basic earnings per share                           Number of      Number of               Number of
                                                                      shares         shares                  shares
Weighted average number of shares (millions) in issue                  528.3          524.8                   525.7
Effect of dilutive potential Ordinary Shares (employee share             3.8            1.6                     5.4
options)
Denominator for diluted earnings per share                             532.1          526.4                   531.1

Basic earnings per share                                           euro cent      euro cent                euro cent
- after goodwill amortisation                                           38.1           22.2                   121.9
- before goodwill amortisation                                          47.3           28.9                   136.2
Diluted earnings per share
- after goodwill amortisation                                           37.8           22.1                   120.6
- before goodwill amortisation                                          47.0           28.8                   134.8

Cash earnings per share (i)                                             93.1           70.0                   223.4


(i) Cash earnings per share, a non-GAAP financial measure, is presented here for information as management believes it is a useful financial indicator of a company's ability to generate cash from operations.


6. Movements in shareholders' funds

                                                                          Six months ended
                                                                      30th June - Unaudited              Year ended
                                                                        2004           2003      31st December 2003
                                                                                                            Audited
                                                                      euro m         euro m                  euro m
At beginning of period                                               4,758.9        4,747.9                 4,747.9
Profit retained for the financial period                               150.3           73.2                   492.4
Currency translation effects
- on results for the period                                            (0.1)            1.7                  (23.7)
- on foreign currency net investments                                  122.1        (258.2)                 (498.8)
Issue of ordinary share capital (net of expenses)                       37.3           24.0                    41.1
At end of period                                                     5,068.5        4,588.6                 4,758.9

7. Summarised cash flow

The table below summarises the Group's cash flows for the six months ended 30th
June 2004 and 30th June 2003 and for the full year ended 31st December 2003.

                                                                     Six months ended 30th               Year ended
                                                                          June - Unaudited       31st December 2003
                                                                     2004             2003                  Audited
Inflows                                                            euro m           euro m                   euro m
Profit before tax                                                     275              161                      864
Depreciation                                                          242              216                      458
Goodwill amortisation                                                  49               35                       76
Disposals                                                              59               35                       78
Share issues (net of expenses)                                         37               24                       41
                                                                      662              471                    1,517
Outflows
Working capital movement                                              296              300                       58
Capital expenditure                                                   259              218                      402
Acquisitions and investments                                          700              577                    1,615
Dividends                                                             111               99                      150
Tax paid                                                               80               41                      103
Other                                                                  22                9                       30
                                                                    1,468            1,244                    2,358
Net outflow                                                         (806)            (773)                    (841)
Translation adjustment                                               (61)              144                      243
Increase in net debt                                                (867)            (629)                    (598)

8. Other
                                                                      Six months ended 30th              Year ended
                                                                           June - Unaudited      31st December 2003
                                                                      2004             2003                 Audited
EBITDA interest cover (times) - six months to 30th June                9.8              8.6                     n/a
                              - rolling 12 months                     13.4             12.5                    13.1
EBIT interest cover (times) - six months to 30th June                  5.2              3.9                     n/a
                            - rolling 12 months                        8.7              8.0                     8.4


    EBITDA = earnings before interest, tax, depreciation and goodwill amortisation, excluding share of joint ventures and associates

    EBIT = earnings before interest and tax, excluding share of joint ventures and associates

Average shares in issue (millions)                                   528.3            524.8                   525.7
Net dividend per share (euro cent)                                     9.6              8.2                    28.1
Dividend cover (times)                                                3.95             2.70                    4.32
Depreciation charge (euro m)                                         242.1            215.5                   458.2
Goodwill amortisation charge, subsidiaries (euro m)                   45.3             34.5                    74.0
Goodwill amortisation charge, joint ventures and associates            3.4              0.8                     1.5
(euro m)
Net debt (euro m)                                                  3,174.7          2,338.6                 2,308.1
Debt ratio                                                             62%              51%                     48%
Debt to market capitalisation at period-end                            35%              33%                     27%


9. Distribution of Interim Report

These Interim Results are available on the Group's website (www.crh.com). A printed copy is available to the public at the Company's registered office. Details of the Scrip Dividend Offer in respect of the Interim 2004 dividend will be posted to shareholders on Thursday, 23rd September 2004.


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  3 September 2004

                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director